FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
November 2, 2006
Manulife Financial Corporation reports
record third quarter earnings of $975 million

Total funds under management reach record of $381 billion

TORONTO - Manulife Financial Corporation today reported record shareholders’ net income of $975 million for the third quarter of 2006, and earnings per share of $0.62. Return on common shareholders’ equity was 16.6 per cent for the quarter.

Shareholders’ earnings of $975 million were up 31 per cent over reported earnings last year and earnings per share increased by 32 per cent. In 2005, the net impact of Hurricane Katrina and a tax related gain in Japan reduced earnings by $133 million. Excluding these items, growth in earnings per share would have been 14 per cent and return on common shareholders’ equity would have improved by 170 basis points over the same quarter last year.

“I am very pleased with our third quarter financial results, and in particular with the strong earnings and growth in assets across all of our operating divisions this quarter,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “Our businesses also continue to develop and launch new and innovative products in the marketplace, building on our leading market positions.”

Total funds under management were $381 billion as at September 30, 2006, an increase of six per cent or $21 billion from one year ago, and a record level for the Company. Excluding the $4.9 billion of scheduled maturities of John Hancock Fixed institutional products and the $13 billion negative impact of currency movements, growth in total funds under management would have been 11 per cent.

“Third quarter earnings benefited from overall favourable claims, investment related gains and continued growth of our in-force business,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer. “The negative impact of currency movements over the year and a charge related to a pre-merger John Hancock tax assessment dampened growth to some extent.”

Premiums and deposits for the third quarter totaled $15.3 billion, slightly below the levels reported one year ago. Excluding the impact of currency movements over the year, premiums and deposits would have been $16.2 billion, up three per cent from one year ago.

OPERATING HIGHLIGHTS

United States

• John Hancock continued to expand its product offerings with the launch of several new products and programs:

o
John Hancock Long Term Care introduced an innovative new product with industry-first benefits geared to the needs of baby boomers. Called ‘Leading Edge,’ the product offers new features that reduce the expense and complexity of buying long-term care insurance and provides built-in, compound inflation protection linked to the Consumer Price Index. The product was launched early in the fourth quarter of 2006.

o
John Hancock Variable Annuities expanded its range of retirement income solutions by adding two new versions of its popular Principal Plus For Life (PPFL) rider. The new riders are designed to help clients address specific retirement needs and concerns, such as capturing potential market gains every year over the next decade, or lifetime income for a surviving spouse dependent on the income stream from the variable annuity. The new riders were made available for sale on October 16, 2006. Also, in the third quarter, the business enhanced its Dollar Cost Averaging program that is designed for investors who prefer to ease gradually into a variable annuity investment instead of investing an amount all at once.

o
John Hancock’s College Savings Plan offerings were expanded to include three new Lifestyle portfolios, a fund offering that has been very successful within John Hancock Variable Annuities and John Hancock Retirement Planning Services segments.

o
John Hancock Life introduced its latest universal life products, Performance UL and Performance Survivorship UL. These new products are designed for clients seeking low cost death benefit coverage with the potential to accumulate cash value. With the launch of these Performance products, John Hancock Life has a complete portfolio of competitive universal products to meet every client need.

•
John Hancock Financial Services announced the launch of a major advertising campaign that builds on the strength of the John Hancock brand and its trusted heritage. The campaign speaks to enabling consumers to deliver on the promises they have made for their future and highlights the full range of John Hancock branded investments and insurance products.

Canada

•
The Canadian Division continued to develop and launch new and innovative products. A particular highlight was the announced launch of ‘IncomePlus’, the first offering in the Guaranteed Minimum Withdrawal Benefit (GMWB) category to be marketed in Canada. The product is modeled after the Company’s U.S. variable annuity product, a product which has seen tremendous growth in recent years. Sales of IncomePlus officially commenced on October 23, 2006. The division also introduced ‘ClearSource,’ a new U.S. group benefits solution for Canadian clients, and added four new funds, including three global mandates, to its lineup of funds.

•
Manulife’s Individual Wealth Management and Group Savings and Retirement Solutions (GSRS) businesses outsourced its Fund Administration services for its more than $28 billion portfolio of funds in Canada. The move is intended to improve reporting capabilities, reduce operating costs and support future growth in the Canadian marketplace.

•
Group Savings and Retirement Solutions added Rogers Communications Inc. to its list of clients within the quarter. Recent strong sales reflect an increasing proportion of larger retirement plans. As well, growing success in this market segment has contributed significantly to the growth in our market share of defined contribution sales.

•
Manulife Bank announced it will expand its Canadian banking operations to Halifax with long-term plans to employ 150 people in Halifax over the next five years. Currently, the Bank has more than $7 billion in assets under management, reflecting rapid growth in its Manulife One mortgage product, investment loans and other competitive bank accounts.

Asia and Japan

•
Manulife continued to grow its operations in China and commenced operations of three new sales offices in the third quarter. The new offices included Wuxi (Jiangsu province), Chengdu (Sichuan province) and Wenzhou (Zhejiang province). In the last twelve months, Manulife-Sinochem has opened offices in eight cities spanning four provinces, and by the end of 2006 will have also established new market entry into Shandong Province.

•
Manulife Japan launched its first product aimed at the corporate marketplace. The new product, called “Prosperity Increasing Term Life Insurance,” was developed to meet a broad range of needs from financial protection to providing funds for businesses. The product is being sold nationwide through the company’s network of professional agents.

•
Manulife completed its purchase of The Pramerica Life Insurance Company, Inc. (“Pramerica Life”) in the Philippines from Prudential International Insurance Holdings, Ltd. The acquisition highlights Manulife’s continued commitment to the Philippines, where the company has grown to become a top five life insurer based on total premium income, according to information compiled by the Insurance Institute for Asia and the Pacific (IIAP).

Corporate

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.20 per share on the common shares of the Company, an increase of $0.025 per share, payable on and after December 19, 2006 to shareholders of record at the close of business on November 15, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (C$ millions)	975	960	746
Diluted Earnings per Common Share (C$)	0.62	0.60	0.46
Return on Common Shareholders’ Equity (%, annualized)	16.6	16.3	12.7
Premiums & Deposits (C$ millions)	15,301	15,877	15,770
Funds under Management (C$ billions)	380.7	369.7	359.4
Capital (C$ billions)	28.5	28.3	27.9

Net Income
Manulife Financial Corporation shareholders’ net income for the third quarter of 2006 was $975 million, up 31 per cent from $746 million reported a year earlier. The third quarter of 2005 included $198 million of Property and Casualty Reinsurance losses related to Hurricane Katrina and a $65 million gain on the recognition of future tax assets in Japan. The $60 million negative impact of the strengthened Canadian dollar and the unfavourable resolution of a John Hancock pre-merger tax assessment ($36 million) both reduced earnings for the quarter. However, these reductions were more than offset by investment related gains, higher fee income related to the growth in funds under management in the wealth management businesses and favourable claims experience in the life insurance businesses. Year-to-date shareholders’ net income was $2,891 million compared to $2,386 million in 2005.

Diluted Earnings per Share and Return on Common Shareholders’ Equity
Third quarter diluted earnings per common share of $0.62 grew by 35 per cent from $0.46 in 2005 and return on common shareholders’ equity for the three months ended September 30, 2006 was 16.6 per cent compared to 12.7 per cent in 2005.

Premiums and Deposits
Premiums and deposits for the quarter were $15.3 billion, down three per cent from $15.8 billion reported a year earlier. On a constant currency basis, premiums and deposits were higher than a year earlier. While premiums and deposits have grown substantially in most of our business lines, there has been a decline in certain wealth businesses in part due to the suspension of certain products.

Funds under Management
Funds under management grew by six per cent, or $21.3 billion, to $380.7 billion as at September 30, 2006 from $359.4 billion as at September 30, 2005, primarily due to sales in wealth management products and the impact of rising equity markets over the last twelve months. The increase was partially offset by the $12.8 billion negative impact of a strengthened Canadian dollar and the $4.9 billion of scheduled maturities of John Hancock Fixed institutional products.

Capital
Total capital was $28.5 billion as at September 30, 2006, up $0.6 billion from $27.9 billion as at September 30, 2005. Net income in the past twelve months, $300 million of preferred shares issued on January 3, 2006 and the net effect of debt redemptions and new issues in the first quarter were partially offset by shareholders’ dividends of $1,088 million, the repurchase of 48 million shares for $1,709 million and the $905 million negative impact of the strengthened Canadian dollar over the last twelve months.

PERFORMANCE BY DIVISION

U.S. Insurance

Canadian dollars	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	169	127	144
Premiums & Deposits (millions)	1,614	1,579	1,680
Funds under Management (billions)	57.7	56.3	56.5

U.S. dollars	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	151	113	119
Premiums & Deposits (millions)	1,439	1,410	1,399
Funds under Management (billions)	51.7	50.5	48.6

U.S. Insurance shareholders’ net income for the third quarter of 2006 was $169 million compared to $144 million reported a year earlier. The increase in earnings was largely due to favourable investment results including the impact of stronger equity markets; improved new business margins and favourable mortality experience in the life business; and in-force growth in the long term care business. These increases were partially offset by unfavourable long term care claims experience and the impact of a stronger Canadian dollar. Year-to-date shareholders’ net income was $454 million, compared to $436 million in 2005.

Premiums and deposits for the quarter of $1.6 billion were slightly lower than the $1.7 billion reported in the third quarter of 2005. On a U.S. dollar basis, premiums and deposits increased by three per cent. Increased sales and in-force business growth in John Hancock Long Term Care, as well as higher universal life first year and renewal premiums resulting from strong sales in recent quarters, were partially offset by lower renewal premiums of participating policyholder life insurance products.

Funds under management were $57.7 billion as at September 30, 2006 compared to $56.5 billion as at September 30, 2005. On a U.S. dollar basis, funds under management increased by six per cent due to business growth and equity market performance over the last twelve months.

U.S. Wealth Management

Canadian dollars	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	280	301	199
Premiums & Deposits (millions)	8,756	8,585	8,284
Funds under Management (billions)	179.8	173.1	169.4

U.S. dollars	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	250	268	166
Premiums & Deposits (millions)	7,809	7,654	6,896
Funds under Management (billions)	161.2	155.3	145.9

U.S. Wealth Management net income for the third quarter of 2006 was $280 million, up 41 per cent from $199 million reported in the prior year. The increase was principally due to favourable investment results in the current quarter compared to a decline in value of private equity holdings that arose a year ago and due to fee income on higher average assets in JH Variable Annuities (VA) and JH Retirement Plan Services (RPS). These increases were partially offset by the negative impact of a strengthened Canadian dollar. Year-to-date shareholders’ net income was $836 million compared to $652 million reported in 2005.

Premiums and deposits were $8.8 billion, up six per cent or $0.5 billion from $8.3 billion reported in the third quarter of 2005. On a U.S. dollar basis, premiums and deposits were up 13 per cent. The growth was attributable to the impact of new sales and higher recurring deposits from the growing block of in-force participants in RPS and higher sales of open-end retail funds in the mutual fund business, reflecting sales success from both expanded distribution and the late 2005 launch of the Lifestyle Funds. Deposits include U.S.$0.6 billion related to the John Hancock staff 401(k) pension plan. Premiums and deposits were down in VA and in the JH Fixed business where there was a large sale in the third quarter of 2005.

Funds under management were $179.8 billion as at September 30, 2006, an increase of six per cent over the $169.4 billion reported a year ago. This growth was the result of continued strong net policyholder cash flows in RPS and VA and the cumulative effect of favourable equity market performance over the last twelve months. These increases were partially offset by scheduled maturities exceeding new sales over the last twelve months in the JH Fixed business and by the negative impact of the stronger Canadian dollar.

Canadian Division

Canadian dollars	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	229	267	235
Premiums & Deposits (millions)	3,076	3,268	3,347
Funds under Management (billions)	73.2	71.4	66.7

Canadian Division shareholders’ net income for the third quarter of 2006 was $229 million, three per cent less than the $235 million reported in the third quarter of 2005. The decrease was primarily attributable to the impact of a lower increase in equity market returns on segregated fund guarantee reserves and poor claims experience in Group Benefits as compared to positive experience a year ago. Mostly offsetting these decreases were favourable claims experience in Individual Insurance and income earned from growth in segregated fund assets and Manulife Bank. Year-to-date shareholders’ net income was $734 million, up 20 per cent from $610 million reported for the same period last year.

Premiums and deposits for the quarter were $3.1 billion, down eight per cent from $3.3 billion reported in the third quarter of 2005. Strong sales in Group Savings and Retirement Solutions were more than offset by declines in Individual Wealth Management’s segregated fund and mutual fund sales. Segregated funds sales were unusually high in 2005 reflecting the imminent withdrawal of a key product from Individual Wealth Management’s product portfolio. Sales have been lower in 2006 as the distribution force awaited the release of a new segregated fund product featuring a guaranteed minimum withdrawal benefit that was launched in October 2006. The division continues to review the competitiveness of its mutual fund offerings and four new funds were launched late in the third quarter.

Funds under management grew by ten per cent or $6.5 billion to $73.2 billion as at September 30, 2006 from $66.7 billion as at September 30, 2005. The increase was driven by growth in segregated fund assets reflecting positive client cash flows and favourable investment returns over the past year, as well as strong growth in Manulife Bank’s lending and deposit products.

Asia and Japan Division

Canadian dollars	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	182	199	213
Premiums & Deposits (millions)	1,611	2,211	2,058
Funds under Management (billions)	33.9	33.0	30.0

U.S. dollars	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	161	178	177
Premiums & Deposits (millions)	1,438	1,972	1,712
Funds under Management (billions)	30.4	29.6	25.9

Asia and Japan Division shareholders’ net income for the third quarter of 2006 was $182 million, down $31 million from $213 million reported a year earlier. Excluding the non-recurring $65 million release of tax provisions in Japan in the third quarter of 2005, earnings increased by $34 million. This increase was largely driven by fee income on the growth of funds under management in Japan variable annuities and Hong Kong pension and wealth management businesses; the impact of positive equity market performance on universal variable life results across Asia; as well as a shift in the mix of product sales in Hong Kong. These increases were partially offset by the impact of the stronger Canadian dollar. Year-to-date shareholders’ net income was $543 million compared to $504 million in 2005.

Premiums and deposits were $1.6 billion, down 22 per cent from $2.1 billion in the third quarter of 2005. Growth in Hong Kong wealth management products and Singapore’s investment products were more than offset by the decreases from the temporary suspension of the sale of a variable annuity product in Japan pending clarification of its tax treatment and lower mutual fund deposits in Indonesia.

Funds under management grew by 13 per cent, or $3.9 billion, to $33.9 billion as at September 30, 2006 from $30.0 billion as at September 30, 2005. Sales over the last twelve months in the Japan variable annuities, Hong Kong pension and wealth management businesses, as well as the positive impact of rising equity markets contributed to the year-over-year growth. These increases were partially offset by maturities and lapses in Japan’s Daihyaku block and the impact of the stronger Canadian dollar.

Reinsurance Division

Canadian dollars	Quarterly Results
3Q06		2Q06	3Q05
Shareholders’ Net Income (Loss) (millions)	86	48	(151)
Premiums & Deposits (millions)	244	234	401

U.S. dollars	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (Loss) (millions)	76	43	(127)
Premiums & Deposits (millions)	218	208	334

Reinsurance Division’s net income for the third quarter of 2006 was $86 million, up $237 million from a loss of $151 million reported a year earlier. The third quarter of 2005 included $198 million of Property and Casualty Reinsurance losses related to Hurricane Katrina. Excluding these losses, earnings increased by $39 million due to favourable claims experience, especially in Life Reinsurance. Year-to-date shareholders’ net income was $226 million compared to a loss of $79 million in 2005.

Premiums for the quarter were $244 million, compared to $401 million reported in the third quarter of 2005. The decrease was primarily due to non-recurring reinstatement premiums in Property and Casualty Reinsurance on contracts impacted by Hurricane Katrina in the third quarter of 2005.

Corporate & Other

Canadian dollars	Quarterly Results
	3Q06	2Q06	3Q05
Shareholders’ Net Income (millions)	29	18	106

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health operations, which primarily consists of contracts in dispute.

Corporate and Other net income for the third quarter of 2006 was $29 million, down 73 per cent compared to $106 million reported a year earlier. The decrease was primarily due to lower investment income on assets backing capital compared to the unusually strong investment results in 2005, as well as the unfavourable resolution of a John Hancock pre-merger tax assessment in the amount of $36 million. Strong credit experience partially offset these items. Year-to-date shareholders’ net income was $98 million compared to $263 million in 2005.

Normal Course Issuer Bid
Subject to the final acceptance of its notice of intention by the Toronto Stock Exchange and receipt of insurance regulatory approval, Manulife Financial Corporation intends to make a normal course issuer bid permitting the purchase of up to 75 million common shares, representing approximately 4.9 per cent of the Company’s common shares. As at November 2, 2006, the Company has 1,545 million common shares outstanding. Purchases under the bid will be made through the facilities of the Toronto Stock Exchange at market prices prevailing at the time of purchase. The bid period will commence on November 9, 2006 and expire on November 8, 2007 or such earlier date as the Company completes purchases pursuant to the notice. Any common shares acquired by the Company will be cancelled.

In addition, the Company may undertake repurchases of its common shares outside of Canada, but otherwise in compliance with applicable local securities laws. The Company may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements. These arrangements would allow the Company to better manage the cost of the repurchase of its common shares. If the Company does undertake these alternative arrangements and repurchases, the total number of common shares repurchased, including under the normal course issuer bid, will not exceed 75 million common shares.

Under its current normal course issuer bid, which was initiated on November 9, 2005, the Company has purchased a total of 46,462,600 common shares at an average price of $36.14 per share. The number of common shares purchased and the average purchase price have been adjusted to reflect the two-for-one stock split by way of a common share dividend paid by the Company on June 2, 2006.

The Company continues to believe that from time to time, the market price of its common shares may not fully reflect the value of its business and its future business prospects and accordingly, may represent an attractive investment and a desirable use of available funds.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$381 billion (US$341 billion) as at September 30, 2006.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET November 2, 2006. For local and international locations, please call (416) 695-5261 and toll free in North America please call (877) 888-3855. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 6:00 p.m. ET November 2, 2006 until midnight ET, November 9, 2006 by calling (416) 641-2135 (passcode #5045).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET November 2, 2006. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.

The Third Quarter 2006 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries: Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Patricia Kelly 1-800-795-9767 investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	September 30
	2006	2005	% Change

Net income	$969	$747	30
Net income (loss) attributed to participating policyholders	(6)	1	-
Net income attributed to shareholders	$975	$746	31
Preferred share dividends	(7)	(4)	-
Net income available to common shareholders	$968	$742	30

Premiums and deposits:
Life and health insurance premiums	$3,629	$3,803	(5)
Annuity and pension premiums	1,049	1,117	(6)
Segregated fund deposits	7,705	8,224	(6)
Mutual fund deposits	2,177	1,856	17
ASO premium equivalents	533	512	4
Other fund deposits	208	258	(19)
Total premiums and deposits	$15,301	$15,770	(3)

Funds under management:
General fund	$163,041	$164,010	(1)
Segregated funds	153,863	131,848	17
Mutual funds	36,994	33,829	9
Other funds	26,830	29,754	(10)
Total funds under management	$380,728	$359,441	6

Capitalization:
Long-term debt	$2,472	$2,460	-
Liabilities for preferred shares and capital instruments	1,886	$1,916	(2)
Non-controlling interest in subsidiaries	207	200	3

Equity
Participating policyholders' equity	134	165	(19)
Shareholders' equity
Preferred shares	638	344	85
Common shares	14,211	14,485	(2)
Contributed surplus	85	92	(8)
Retained earnings and currency translation account	8,914	8,280	8
Total capital	$28,547	$27,942	2

Selected key performance measures:
Basic earnings per common share	$0.62	$0.47
Diluted earnings per common share	$0.62	$0.46
Return on common shareholders' equity (annualized)	16.6%	12.7%
Book value per common share	$15.01	$14.41
Common shares outstanding (in millions)
End of period	1,546	1,586
Weighted average - basic	1,551	1,593
Weighted average - diluted	1,566	1,608

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	September 30
	2006	2005
Revenue
Premium income	$4,678	$4,920
Net investment income	2,512	2,461
Other revenue	1,042	950
Total revenue	$8,232	$8,331
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,389	$1,822
Maturity and surrender benefits	2,278	3,230
Annuity payments	781	845
Policyholder dividends and experience rating refunds	398	377
Net transfers to segregated funds	86	92
Change in actuarial liabilities [1]	12	(891)
General expenses	808	818
Commissions	825	837
Interest expense	255	194
Premium taxes	65	60
Non-controlling interest in subsidiaries	4	6
Total policy benefits and expenses	$6,901	$7,390
Income before income taxes	$1,331	$941
Income taxes	(362)	(194)
Net income	$969	$747
Net income (loss) attributed to participating policyholders	(6)	1
Net income attributed to shareholders	$975	$746
Preferred share dividends	(7)	(4)
Net income available to common shareholders	$968	$742

Basic earnings per common share	$0.62	$0.47
Diluted earnings per common share	$0.62	$0.46

[1] Includes impact of net redemptions in John Hancock Fixed institutional products of $1.0 billion in Q3 2006 and $1.3 billion in Q3 2005.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at September 30
Assets	2006	2005
Invested assets
Bonds	$100,804	$103,033
Mortgages	27,485	28,113
Stocks	10,184	8,884
Real estate	5,294	4,602
Policy loans	6,076	6,025
Cash and short-term investments	7,710	6,748
Bank loans	1,978	1,729
Other investments	3,510	4,876
Total invested assets	$163,041	$164,010
Other assets
Accrued investment income	$1,684	$1,883
Outstanding premiums	648	751
Goodwill	7,247	7,488
Intangible assets	1,647	1,746
Miscellaneous	2,911	3,260
Total other assets	$14,137	$15,128
Total assets	$177,178	$179,138
Segregated funds net assets	$154,606	$132,124

Liabilities and equity
Policy liabilities	$126,597	$131,962
Deferred realized net gains	4,248	4,150
Bank deposits	7,124	5,374
Consumer notes	2,763	2,912
Future income tax liability	2,188	1,088
Other liabilities	5,711	5,710
	$148,631	$151,196

Long-term debt	2,472	2,460
Liabilities for preferred shares and capital instruments	1,886	1,916
Non-controlling interest in subsidiaries	207	200

Equity
Participating policyholders' equity	134	165
Shareholders' equity
Preferred shares	638	344
Common shares	14,211	14,485
Contributed surplus	85	92
Retained earnings and currency translation account	8,914	8,280
Total equity	$23,982	$23,366
Total liabilities and equity	$177,178	$179,138
Segregated funds net liabilities	$154,606	$132,124

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended September 30, 2006
	U.S.	U.S.	Canadian	Asia and	Reinsurance	Corporate
	Insurance	Wealth		Japan		and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,324	$895	$1,472	$743	$244	$-	$4,678
Segregated fund deposits	290	5,715	921	779	-	-	7,705
Mutual fund deposits	-	1,938	150	89	-	-	2,177
ASO premium equivalents	-	-	533	-	-	-	533
Other fund deposits	-	208	-	-	-	-	208
Total	$1,614	$8,756	$3,076	$1,611	$244	$-	$15,301

Net income	$169	$280	$220	$185	$86	$29	$969

Funds under management	As at September 30, 2006
General fund	$46,155	$44,216	$44,683	$15,732	$2,846	$9,409	$163,041
Segregated funds	11,509	99,669	25,210	15,166	-	2,309	153,863
Mutual funds	-	32,398	3,293	1,303	-	-	36,994
Other funds	-	3,527	-	1,743	-	21,560	26,830
Total	$57,664	$179,810	$73,186	$33,944	$2,846	$33,278	$380,728

	For the quarter ended September 30, 2005
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,368	$997	$1,385	$769	$401	$-	$4,920
Segregated fund deposits	312	5,632	1,153	1,127	-	-	8,224
Mutual fund deposits	-	1,397	297	162	-	-	1,856
ASO premium equivalents	-	-	512	-	-	-	512
Other fund deposits	-	258	-	-	-	-	258
Total	$1,680	$8,284	$3,347	$2,058	$401	$-	$15,770

Net income (loss)	$144	$199	$233	$216	$(151)	$106	$747

Funds under management	As at September 30, 2005
General fund	$45,420	$51,134	$40,982	$15,875	$2,740	$7,859	$164,010
Segregated funds	11,066	85,422	22,660	10,754	-	1,946	131,848
Mutual funds	-	29,571	3,055	1,203	-	-	33,829
Other funds	-	3,272	-	2,204	-	24,278	29,754
Total	$56,486	$169,399	$66,697	$30,036	$2,740	$34,083	$359,441

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.